Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference of our report, dated February 11, 2020, with respect to the consolidated financial statements of Asanko Gold Inc. (the "Company"), which report has been included in Exhibit 99.6 to the Company's annual report on Form 40-F dated March 17, 2020 filed with the United States Securities and Exchange Commission.  Our report on the consolidated financial statements refers to a change to accounting policies for leases in 2019 due to the adoption of IFRS 16 - Leases.

/s/ KPMG LLP

Chartered Professional Accountants

March 17, 2020

Vancouver, Canada